

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

February 6, 2012

Via U.S. Mail
Mr. Mikhail Kats
President
Pinacle Enterprise Inc.
Ctunnersdorfer str. 28
Leipzig, 04318
Leipzig, Germany

> **Re: Pinacle Enterprise Inc.**
> **Pre-effective Amendments 5 and 6 to Registration Statement on Form S-1**
> **Filed January 30 and 31, 2012**
> **File No. 333-175044**

Dear Mr. Kats:

We reviewed your filings and have the comments below.

General

1. We note your response to prior comment 1, but our position that you must identify your selling shareholders as underwriters and that you must fix a price for the duration of the offering remains unchanged. The form and contents of your registration statement must conform to the requirements applicable to you as of the date that you filed the registration statement. See Rule 401(a) of Regulation C. Further, it is our view that the selling shareholders of a shell company are and remain underwriters in any further offering of shares for a period of one year after the company has ceased to be a shell company. This view is expressed in Securities Act Rule 144(i). Lastly, Pinacle has only nominal operations and assets consisting solely of cash and cash equivalents as reflected in its balance sheet. The payment of $1,000 from a client that you represent will be shown in future financial reports is a nominal amount of revenue. Additionally, disclosure on page 29 in the registration statement indicates that the software application which you represent will be recorded as an asset in future financial reports was purchased for $1,180, which is also nominal and as such, within the Rule 405 definition of a "shell company" under clause (2)(iii) thereof.

   As requested previously, revise the disclosure throughout the registration statement to indicate that Pinacle is a shell company and selling shareholders "are" underwriters, and to fix a price for the duration of the offering. As stated previously, disclosure that the selling shareholders "may be deemed to be" or "will be considered to be" underwriters is unacceptable. Note also that all shares must be sold at a fixed price and not at prevailing market or negotiated prices for the duration of the offering due to Pinacle's status as a shell company.

Plan of Distribution and Selling Shareholders, page 13

2. Although 1,800,000 shares of common stock are being registered for resale by the selling shareholders, the response to prior comment 2 provides additional disclosure only for 1,300,000 shares. Please revise.

Shares Eligible for Future Sale, page 26

3. Refer to prior comment 5. As discussed in comment 1 above, we continue to disagree with your conclusion that Pinacle is not a shell company. As requested previously, revise this disclosure to remove statements that resales or distributions of shares can be made under Rule 144 at the present time. The disclosure should further clarify that resales are in fact not permitted under Rule 144(i) until 12 months after Pinacle is no longer considered to be a shell company. Please revise.

Admission to Quotation on the OTC Bulletin Board and/or OTCQB, page 27

4. Notwithstanding the representation in response to prior comment 4 that the statement has been removed from the registration statement, you did not remove the statement "We intend to have a market maker file as application for our common stock to be quoted on the OTC Bulletin Board and/or OTCQB." Please revise. We note the disclosure that Pinacle has no market maker willing to list quotation for its securities.

Results of Operations, page 31

5. You currently discuss your results of operations for the three and six months ended July 31, 2011. Given that you present financial statements for the three and nine months ended October 31, 2011, please revise your disclosure to discuss the results of operations for the three and nine months ended October 31, 2011. Further, revise the financial statements' table of contents on page 41 to reflect the three and nine months ended October 31, 2011.

Executive Compensation, page 34

6. Provide compensation data for the fiscal year ended January 31, 2012.

Exhibits, page 63

7. Refer to prior comment 6. If you are incorporating by reference the legal opinion filed as exhibit 5.1 with pre-effective amendment 4 to the registration statement on S-1 that was filed on December 16, 2011, so indicate. Alternatively, file a new legal opinion with the next pre-effective amendment.

Closing

      As appropriate, please amend your registration statement in response to the comments. You may wish to provide us marked courtesy copies of the filing to expedite our review. Please furnish a cover letter tagged as correspondence with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after review of your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information that investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the adequacy and accuracy of the disclosures that they have made.

      Notwithstanding our comments, when the company requests acceleration of the effective date of the registration statement, it should furnish a letter at the time of the request acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information that you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statements. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may direct questions on accounting comments to Jeffrey R. Gordon, Staff Accountant, at (202) 551-3866 or Rufus G. Decker, Accounting Branch Chief, at (202) 551-3769. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Esq. at (202) 551-3728 or me at (202) 551-3765.

Very truly yours,

/s/ Pamela A. Long

Pamela A. Long
Assistant Director

cc: Via Facsimile
        Jody M. Walker, Esq.
        7841 South Garfield Way
        Centennial, CO 80122